Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF DESIGNATIONS

OF

SERIES A JUNIOR PARTICIPATING PREFERRED

OF

SANDISK CORPORATION

The undersigned, Michael Gray, hereby certifies that:

ONE: He is the duly appointed and acting Chief Financial Officer of SanDisk Corporation (the “Corporation”).

TWO: The Certificate of Designations of Series A Junior Participating Preferred Stock of the Corporation (the “Certificate of Designations”) was originally filed in the Office of the Secretary of State of the State of Delaware on April 24, 1997.

THREE: This Certificate of Amendment to the Certificate of Designations has been duly adopted in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware and the Certificate of Designations by the directors of the Corporation.

FOUR: Section 1 of the Certificate of Designations shall be amended to read in full as follows:

“Section 1. Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be Two Million (2,000,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.”

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment to the Certificate of Designations this 23rd day of September, 2003.

/s/ MICHAEL GRAY
Michael Gray
Chief Financial Officer